UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

TerraForm Power, Inc.
(Name of Issuer)

Common stock, Class A, $0.01 par value
(Title of Class of Securities)

88104R100
(CUSIP Number)

A.J. Silber
Brookfield Asset Management Inc.
Brookfield Place
181 Bay Street, Suite 300
Toronto, Ontario M5J 2T3
(416) 363-9491
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

PARTNERS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
11,075,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
11,075,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CANADA), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
ONTARIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(3) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(4) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

ORION US GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

ORION US HOLDINGS 1 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
10,450,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
10,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,450,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.44%(6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(6) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(7)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(8)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(8) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

CUSIP No. 88104R100

1	NAMES OF REPORTING PERSONS

BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
625,000

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
625,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
625,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.68%(9)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(9) Percentage ownership is based on an aggregate number of Class A Shares of the Issuer of 91,361,593 outstanding as of July 20, 2016, based on information disclosed by the Issuer in a Current Report on Form 8-K, dated July 25, 2016.

This Amendment No. 5 (this “Amendment No. 5”) to Schedule 13D is being filed by Orion US Holdings 1 L.P., Orion US GP LLC, Brookfield Infrastructure Fund III GP LLC, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Credit Opportunities Master Fund, L.P., Brookfield Credit Opportunities Fund GP, LLC, Brookfield Asset Management Private Institutional Capital Adviser (Credit) LLC, Brookfield Asset Management Inc. and Partners Limited to amend the Schedule 13D filed on June 29, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed on July 22, 2016, Amendment No. 2 to the Original Schedule 13D, filed on October 19, 2016, Amendment No. 3 to the Original Schedule 13D, filed on November 10, 2016, and Amendment No. 4 to the Original Schedule 13D, filed on November 18, 2016 (as so amended, the “Amended Schedule 13D”), with respect to beneficial ownership of the shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc., a corporation organized under the laws of the state of Delaware.

The Reporting Persons and Appaloosa are individually filing pursuant to Rule 13d-1(k) under the Act.

This Amendment No. 5 hereby amends Item 4 and Item 6 of the Amended Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended by adding the following:

As a result of the Issuer failing to formally engage with Brookfield by November 21, 2016, the proposal in Brookfield’s letter dated November 17, 2016 lapsed in accordance with its terms.

On December 3, 2016 Brookfield and the Issuer entered into a confidentiality agreement (the “Confidentiality Agreement”) as a condition to the Issuer providing certain confidential information to Brookfield and permitting Brookfield to participate in the Issuer’s strategic review process.  Pursuant to the Confidentiality Agreement, Brookfield agreed to, among other things and subject in each case to certain exceptions and for specified periods: (a) non-disclosure obligations; (b) standstill obligations, subject to specified fall-away provisions permitting specified types of competing proposals by Brookfield; and (c) restrictions on soliciting and hiring certain employees and consultants of the Issuer and SunEdison.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

On December 1, 2016, Orion US LP extended the expiration date of its Swap Agreement covering 9,036,740 underlying Class A Shares from 4/17/2017 to 4/17/2018.  The Reporting Persons and Appaloosa continue to jointly have aggregate economic exposure to 34.4% of the Class A Shares, consisting of 19,783,708 Class A Shares, which are beneficially owned by the group formed in connection with the Letter Agreement, as amended, and the economic exposure to 11,578,080 Class A Shares under the Swap Agreements.

The last paragraph of Item 4 of this Amendment No. 5 is incorporated into Item 6 of the Amended Schedule 13D by reference.  Except as described in this Amendment No. 5 and the Amended Schedule 13D, the Reporting Persons are not currently parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 5, 2016

ORION US HOLDINGS 1 L.P.
by its general partner ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

ORION US GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD INFRASTRUCTURE FUND III GP LLC

By:	/s/ Fred Day
Name: Fred Day
Title: Vice President

BROOKFIELD ASSET MANAGEMENT
PRIVATE INSTITUTIONAL CAPITAL
ADVISER (CANADA), L.P.,
by its general partner,
BROOKFIELD PRIVATE FUNDS HOLDINGS INC.

By:	/s/ James Rickert
Name: James Rickert
Title: Vice President

BROOKFIELD CREDIT OPPORTUNITIES
MASTER FUND, L.P. by its general partner,
BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD CREDIT OPPORTUNITIES
FUND GP, LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: Chairman

BROOKFIELD ASSET MANAGEMENT
PRIVATE INSTITUTIONAL CAPITAL
ADVISER (CREDIT) LLC

By:	/s/ Barry Blattman
Name: Barry Blattman
Title: President and Treasurer

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Vice-President, Legal Affairs

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name: Brian D. Lawson
Title: President